SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2009
SUN MEDIA CORPORATION
(Translation of registrant’s name into English)
333 King Street East, Toronto, Ontario M5A 3X5 CANADA
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Quarterly Report for the Period Ending
March 31, 2009 of
SUN MEDIA CORPORATION
Filed in this Form 6-K
Documents index
1.	Quarterly report for the period ending March 31, 2009 for Sun Media Corporation

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2009
COMPANY PROFILE
Sun Media Corporation (“Sun Media” or the “Company”), a newspaper publishing company, is a subsidiary of Quebecor Media Inc. (“Quebecor Media”), itself a subsidiary of Quebecor Inc. Sun Media publishes 194 publications across Canada in urban and community markets. The Urban Daily Group consists of eight paid daily newspapers, and three weekly publications as well as Sun Media’s distribution business, Messageries Dynamiques. In addition, the Urban Daily Group operates six free daily publications, 24 Hours in Toronto, Ottawa, Calgary, Edmonton and Vancouver and 24 Heures in Montreal. The Community Newspaper Group includes Sun Media’s other publications, including nine paid daily community newspapers and 168 weekly newspapers, weekly shopping guides and agricultural and other specialty publications.
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the first quarter of 2009 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2008 which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.
NON-GAAP FINANCIAL MEASURE
In its analysis of operating results, Sun Media uses the supplemental financial measure operating income. Sun Media defines operating income as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, equity loss on investment in SUN TV Company (“SUN TV”), income taxes and non-controlling interest. Operating income, and ratios using this measure, are not required by or recognized under Canadian Generally Accepted Accounting Principles (“GAAP”) or U.S. GAAP. Operating income is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Operating income is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Operating income has limitations as an analytical tool, including:
•	it does not reflect financial expenses, including interest payments, or the cash required to pay interest and other financial expenses;

•	it does not reflect income tax expense or the cash required to pay income taxes;

•	although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect the cash required to pay expenses relating to Sun Media’s restructuring initiatives;

•	it does not reflect cash outlays for future contractual commitments; and

•	it does not reflect impairments or equity losses, including Sun Media’s equity losses in and advances to SUN TV.
Sun Media’s definition of operating income may not be identical to similarly titled measures reported by other companies, limiting the usefulness of operating income as a comparative measure. Table 1 provides the reconciliation of net income to operating income under Canadian GAAP and the reconciliation of operating income to cash flows provided by operating activities under Canadian GAAP for the three months ended March 31, 2009 and 2008.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2009
Table 1
Reconciliation between the operating income measure used in this report and the net income and cash flows provided by operating activities measures used in the unaudited interim financial statements:
 (in millions of Canadian dollars)

	Three Months Ended
	March 31,
	2009	2008

Net income	$6.6	$21.0
Amortization	5.1	5.6
Financial expenses	10.0	10.8
Gain on valuation and translation of financial instruments	(2.7)	(5.9)
Restructuring of operations	2.7	1.6
Equity loss on investment in SUN TV	0.5	0.6
Income taxes	0.7	4.1
Non-controlling interest	—	0.1

Operating income	$22.9	$37.9

Financial expenses	(10.0)	(10.8)
Restructuring of operations	(2.7)	(1.6)
Current income taxes	—	(0.2)
Amortization of financing costs and long-term debt discount and other	0.4	0.4
Change in non-cash balances related to operating activities	7.9	(14.5)

Cash flows provided by operating activities	$18.5	$11.2

2009/2008 FIRST QUARTER COMPARISON
Revenues: $188.2 million, a decrease of $25.7 million (12.0%).
•	Advertising revenues decreased $26.2 million or 15.8%, and revenues from commercial printing and other sources decreased $0.3 million or 2.3%. However, circulation revenues increased $0.8 million or 2.4%. The Company is experiencing a period of dramatic transformation due to the industry-wide changes of the past several years and continues to operate in a difficult economic environment, which is negatively impacting the Company’s advertising revenues.

•	Advertising revenues in the Urban Daily Group were 18.5% below last year. This variance is largely explained by a significant decline in classified advertising revenue and to a lesser extent, a decline in retail and national advertising revenue. Advertising revenues declined in all paid urban daily newspapers, with the largest declines coming from the Toronto Sun, Calgary Sun and Edmonton Sun. Advertising revenues from the free dailies declined 16.9%.

•	Advertising revenues in the Community Newspaper Group and other operations decreased 10.0%, with more than one half of the decline resulting from advertising softness in the Alberta region. The Ontario and Quebec regions also experienced declines in advertising revenues.

•	Circulation revenues increased primarily due to higher home delivery yields experienced in certain urban daily newspapers, offset partly by declines in the Community Newspaper Group.
Cost of sales, selling and administrative expenses: $165.3 million, a decrease of $10.7 million (6.1%).
•	Payroll expenses decreased 21.5%, newsprint expense increased 1.7% and all other cost of sales, selling and administrative expenses increased 9.8%.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2009
•	Payroll expenses decreased in the quarter primarily due to:
•	restructuring initiatives implemented in the areas of production, editorial as well as other general workforce reduction programs;

•	labour savings resulting from the transfer of newspaper printing to Quebecor Media’s printing facilities in Islington, Ontario and Mirabel, Quebec;

•	labour savings resulting from the current lock-out of unionized editorial, classified, sales support and business office employees at the Journal de Montreal; and

•	the reversal of $4.9 million of bonuses relating to 2008;
Partially offset by:
•	higher salaries at the Journal de Quebec as labour savings were realized from April 2007 thru to August 2008 in connection with a labour dispute which involved unionized pressroom newsroom and office employees.
•	Newsprint expense increased in the quarter primarily due to higher newsprint pricing, offset by lower newsprint consumption as a result of lower average page counts and lower average circulation.
•	Other cost of sales, selling and administrative expenses increased in the quarter primarily due to:
•	higher external printing costs which are offset by salary savings realized in connection with the transfer of printing of certain publications to Quebecor Media’s press facilities; and
•	higher Quebecor Media management fees of $1.7 million;
Partially offset by:
•	savings as a result of cost containment initiatives.
Operating income: $22.9 million, a decrease of $15.0 million (39.5%).
•	Operating income decreased primarily due to:
•	softness in advertising revenues which declined by $26.2 million over the prior year; and
•	higher Quebecor Media management fees of $1.7 million;
Partially offset by:
•	a decrease in payroll expenses resulting restructuring initiatives implemented throughout 2008; and
•	the reversal of $4.9 million of bonuses relating to 2008;
•	savings as a result of cost containment initiatives.
Amortization: $5.2 million, a decrease of $0.5 million (8.9%).
•	Amortization decreased as certain long-lived assets were fully amortized at the end of 2008 as compared to the end of 2007.
Financial expenses: $10.0 million, a decrease of $0.8 million (7.6%).
•	Financial expenses decreased mainly due to:
•	lower interest rates on the Company’s Senior Notes as a result of a fixed to fixed cross-currency interest rate swap maturing and being replaced with a fixed to floating cross-currency interest rate swap in February 2008.
Gain on valuation and translation of financial instruments: $2.7 million, compared to $5.9 million in the first quarter of 2008.
•	The decrease was due to:
•	a $5.6 million unfavourable variance in the gain on embedded derivatives and derivative instruments for which hedge accounting is not used;
Partially offset by:
•	a $1.5 million favourable variance in loss on foreign currency translation of financial instruments for which hedge accounting is not used; and
•	a $0.9 million favourable variance on gain/loss on ineffective portion of fair value hedges.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2009
Restructuring of operations: $2.7 million, compared with $1.6 million in the first quarter of 2008.
•	Restructuring charges for the first quarter of 2009 of $2.7 million related to severances for employees in a number of publications in the Western region, including 24 Hours Vancouver, Edmonton Sun, Calgary Sun and several Alberta community publications.
•	Restructuring charges for the first quarter of 2008 of $1.6 million related to production and other general workforce reduction programs.
Income taxes: $0.7 million (effective tax rate of 9.7%), compared to $4.1 million expense in the same quarter of 2008 (effective tax rate of 16.4%).
•	The favourable variance was mainly due to:
•	$17.9 million decrease in income before taxes and non-controlling interest;
Partially offset by:
•	$9.8 million decrease in non-taxable dividends.
Net income: $6.6 million, compared with $21.0 million in the same quarter in 2008.
•	The decrease was mainly due to:
•	lower operating income of $15.0 million;
•	lower gain on valuation and translation of financial instruments of $3.2 million;
•	higher restructuring charges of $1.1 million;
Partially offset by:
•	lower income taxes of $3.4 million;
•	lower amortization of $0.5 million;
•	lower financial expenses of $0.8 million; and
•	lower non-controlling interest of $0.1 million.
CASH FLOWS AND FINANCIAL POSITION
Operating Activities
Cash flows provided by operating activities: $18.5 million in the first quarter of 2009, compared with $11.2 million in the same quarter of 2008.
•	The $7.3 million increase was mainly due to:
•	$19.0 million of payments made in the first quarter of 2008 for exercised stock options which were not repeated in 2009 (the stock option plan of Quebecor Media did not allow the exercise of any option before 2008, although it covered a six-year compensation value);
•	improved working capital management;
Partially offset by:
•	$15.0 million decrease in operating income;

•	$7.2 million increase in restructuring payments.
•	During the quarter, payments of $10.0 million were made mainly relating to the major restructuring initiative implemented during the fourth quarter of 2008.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2009
Investing Activities
•	Additions to property, plant and equipment increased $0.5 million in the first quarter of 2009 as management made investments in production-related equipment as well as information technology infrastructure.
Financing Activities
Long-term debt: a decrease of $3.7 million in the first quarter of 2009.
•	The decrease was due mainly to:
•	repayment of $10.0 million on the revolving bank credit facilities;

•	mandatory and other principal debt repayments by Sun Media in the amount of $0.1 million;
Partially offset by:
•	$6.0 million unfavourable impact of foreign currency translation and fair value adjustments; and

•	amortization of financing costs and long-term debt discount of $0.4 million.
•	Liabilities related to derivative financial instruments decreased by $8.6 million in the first quarter of 2009, mainly due to a favourable impact on foreign currency translation.
Financial Position as of March 31, 2009
Total available liquidity: total available liquidity is comprised of the revolving credit facility of $70.0 million and a bank overdraft facility of $5.0 million, of which nil was drawn, resulting in available liquidity of $75.0 million.
Long-term debt: $288.2 million, compared with $291.9 million as of December 31, 2008, a $3.7 million decrease (see “Financing Activities” above).
Dividends: During the three-month period ended March 31, 2009, the Company paid $8.0 million in dividends.
Management expects that the principal needs for cash relating to Sun Media’s existing operations will be to fund operating activities and working capital, capital expenditures, distributions to its shareholder, debt repayment and debt service. Management also believes that cash provided by operating activities and the available sources of financing described above will be sufficient to cover the Company’s principal cash requirements. Pursuant to its financing agreements, the Company is required to maintain certain financial ratios. The key covenants in these agreements include an interest coverage ratio and leverage ratio (long-term debt over operating income). As of March 31, 2009, the Company was in compliance with its required ratios.
OTHER DEVELOPMENTS SINCE END OF 2008
On April 16, 2009, AbitibiBowater Inc. (“AbitibiBowater”) and some of its Canadian subsidiaries placed themselves under the protection of the Companies’ Creditors Arrangement Act in Canada. On the same date, AbitibiBowater and its U.S. and Canadian subsidiaries placed themselves under the protection of Chapter 11 of the United States Bankruptcy Code. AbitibiBowater is the main supplier of newsprint to Sun Media. These proceedings have had no material impact on the operations of Sun Media to date. However, Sun Media continues to monitor the situation.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2009
ADDITIONAL INFORMATION
Contractual Obligations
As of March 31, 2009, material contractual obligations included capital repayment and interest on long-term debt and Subordinated Loans, obligations related to derivative financial instruments and operating lease arrangements. Table 2 shows a summary of contractual obligations related to financial instruments. There is no material change during the first quarter of 2009 in operating lease arrangements compared to the disclosures in the Annual Report for the year ended December 31, 2008 (Form 20-F).
Table 2
Financial contractual obligations as of March 31, 2009
 (in millions of Canadian dollars)

		Less than			5 years
	Total	1 year	1-3 years	3-5 years	and more

Long-term debt	$290.1	$0.4	$0.8	$288.9	$—
Interest on long-term debt (a)	65.7	16.6	33.1	16.0	—
Subordinated Loans	261.5	—	—	237.5	24.0
Interest on Subordinated Loans	84.9	18.3	36.5	30.0	0.1
Derivative instruments (b)	58.5	—	—	58.5	—

Total	$760.7	$35.3	$70.4	$630.9	$24.1

(a)	Estimated interest payable on long-term debt based on the hedged and unhedged interest rates and hedged foreign exchange rate as of March 31, 2009.

(b)	Estimated future disbursements related to derivative financial instruments used for foreign exchange hedging.
The table above excludes obligations under convertible obligations to related companies for which proceeds are used to invest in preferred shares of related companies for tax consolidation purposes of Quebecor Media and its subsidiaries.
Financial Instruments
Sun Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.
As of March 31, 2009, Sun Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. The Company has entered into foreign-exchange forward contracts and cross-currency interest rate swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Sun Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on other long-term debt.
The Company does not hold or use any derivative financial instruments for trading purposes.
The fair value of derivative financial instruments is estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of fair value of the derivative instruments by applying a credit default premium to a net exposure by the counterparty or by the Company (see Table 3).

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2009
Table 3
Fair value of derivative financial instruments
 (in millions of dollars)

	March 31, 2009			December 31, 2008
			Book value			Book value
	Notional		and	Notional		and
	value		Fair value	value		Fair value
Derivative financial instruments
Interest rate swap		$38.8	$(3.0)		$38.9	$(3.0)
Foreign exchange forward contracts	US$	205.0	$(33.8)	US$	205.0	$(40.3)
Cross-currency interest rate swaps	US$	205.0	$(10.6)	US$	205.0	$(12.7)
In the three months ended March 31, 2009, Sun Media recorded a net gain of $6.4 million on embedded derivatives that are not closely related to the host contracts and derivative financial instruments for which hedge accounting is not used ($11.9 million gain in 2008). A loss of $4.3 million ($5.8 million loss in 2008) was recognized in the first quarter in connection with the foreign currency translation of financial instruments for which hedge accounting is not used. In addition, Sun Media recorded a $0.7 million gain on the ineffective portion of fair value hedges ($0.3 million of loss in 2008). Finally, a gain of $0.02 million was recorded under other comprehensive income in the first quarter of 2009 in relation to cash flow hedging relationships ($1.5 million in 2008).
Related Party Transactions
The Company has earned revenue for advertising and other services, and incurred expenses for purchases and services, with related companies under common control in the normal course of operations, including the printing of certain publications at Quebecor Media’s printing facilities in Toronto, Ontario and Saint-Janvier-de-Mirabel, Quebec. As of March 31, 2009, other related party transactions included investments in preferred shares, convertible obligations and subordinated loans from Quebecor Media and its subsidiaries.
In addition, as a result of cost containment strategies and the centralization of corporate management, Sun Media is providing general and administrative support to certain operations within Quebecor Media’s newspaper group.
CHANGES IN ACCOUNTING POLICIES
Current changes in accounting policies under Canadian GAAP
On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as it clarifies the application of the concept of matching revenues and expenses. As a result of the adoption of these new rules, the Company made reclassifications in order to present certain assets, mainly software, as intangible assets instead of presenting them as property, plant and equipment (refer to note 2(a) to the unaudited interim financial statements for more details about these adjustments).
Current changes in accounting policies under US GAAP
As of January 1, 2009 the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in its financial statements.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2009
The provisions of SFAS 141R applied prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement at fair value of all assets and all liabilities of the acquired business. Non-controlling interests are measured at either their fair value or at the non-controlling interest’s proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this Section has not yet created a difference between Canadian and U.S. GAAP.
The new rules under SFAS 160 establish new guidance on the accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior periods figures were restated.
On January 1, 2009, the Company adopted the provisions of SFAS 157, Fair Value Measurements, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on the Company’s financial statements.
RECENT ACCOUNTING DEVELOPMENTS IN CANADA
The CICA issued three new accounting standards in January 2009 — Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, to converge the accounting for business combinations and the reporting of non-controlling interest to International financial reporting standards (“IFRS”).
Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement at fair value of all assets and all liabilities of the acquired business. Non-controlling interests are measured at either their fair value or at the non-controlling interest’s proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.
Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on the accounting for non-controlling interests and for transactions with non-controlling interest. The new Sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2009
In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to IFRS, as issued by the International Accounting Standards Board (“IASB”). For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 fiscal year.
IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has established an implementation team, which includes a project manager, senior levels of management from all relevant departments and subsidiaries, a steering committee to oversee the project, and it has also engaged an external expert advisor to assist. Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.
The conversion project consists of four phases:
Diagnostic phase: This phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first time IFRS adopters, and a high-level assessment of potential consequences to financial reporting, business processes, internal controls, and information systems
Design and solutions development phase: This phase involves prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.
Implementation phase: This phase involves embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.
Post implementation phase: This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and the testing of the internal controls environment.
The Company has completed a detailed diagnostic impact assessment and design phase of the project and is currently executing the solutions development phase of the project. Initial training has been provided to key employees and further investment in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.
At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. The IASB is expected to continue issuing new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the IFRS applicable standards at the conversion date are known. The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS.
Forward-looking statements
This report contains forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2009
our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	variations in the businesses of our local, regional or national advertisers and in our advertising revenue;

•	the intensity of competition within the newspaper industry and from other communications and advertising media and platforms and the fragmentation of the media landscape;

•	our ability to successfully restructure our operations to optimize their efficiency in the context of the changing newspapers industry;

•	labour disputes or strikes;

•	changes in our ability to obtain raw materials critical to our operations, such as newsprint, at reasonable prices;

•	exchange rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt; and

•	interest rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt, or that could have an impact on our accounting estimates.
Management cautions you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this Quarterly Report and in Sun Media’s Annual Report on Form 20-F, for the fiscal year ended December 31, 2008, including under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. Management advises you to consult any documents the Company may file with or furnish to the U.S. Securities and Exchange Commission.

SUN MEDIA CORPORATION
STATEMENTS OF INCOME
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31
	2009	2008
REVENUES	$188,175	$213,850

Cost of sales and selling and administrative expenses	165,250	175,938
Amortization	5,119	5,622
Financial expenses (note 3)	9,951	10,770
Gain on valuation and translation of financial instruments (note 4)	(2,731)	(5,886)
Restructuring of operations (note 5)	2,715	1,586
Equity loss on investment in SUN TV Company	549	562

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	7,322	25,258

Income taxes:
Current	—	233
Future	713	3,914

	713	4,147

INCOME BEFORE NON-CONTROLLING INTEREST	6,609	21,111

Non-controlling interest	—	125

NET INCOME	$6,609	$20,986

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31
	2009	2008

COMPREHENSIVE INCOME:

Net income	$6,609	$20,986

Other comprehensive (loss) income:
Unrealized (loss) gain on derivative instruments, net of income tax recovery of $6 in 2009 and income tax expense of $686 in 2008	(24)	1,521

Comprehensive income	$6,585	$22,507

SUN MEDIA CORPORATION
STATEMENTS OF SHAREHOLDER’S EQUITY
(In thousands of Canadian dollars)
(Unaudited)

				Accumulated
				Other	Total
	Capital	Contributed	Retained	Comprehensive	Shareholder's
	Stock	Surplus	Earnings	Loss	Equity
SHAREHOLDER’S EQUITY

Balance as of December 31, 2007	$272,428	$—	$77,074	$(1,521)	$347,981

Net income	—	—	20,986	—	20,986
Dividends	—	—	(58,000)	—	(58,000)
Other comprehensive income	—	—	—	1,521	1,521

Balance as of March 31, 2008	$272,428	$—	$40,060	$—	$312,488

Net income	—	—	71,919	—	71,919
Dividends	—	—	(76,000)	—	(76,000)
Other comprehensive loss	—	—	—	(2,187)	(2,187)
Sale of certain operating assets to a company under common control	—	591	—	—	591

Balance as of December 31, 2008	$272,428	$591	$35,979	$(2,187)	$306,811

Net income	—	—	6,609	—	6,609
Dividends	—	—	(8,000)	—	(8,000)
Other comprehensive loss	—	—	—	(24)	(24)

Balance as of March 31, 2009	$272,428	$591	$34,588	$(2,211)	$305,396

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
STATEMENTS OF CASH FLOWS
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31
	2009	2008
		(restated
		note 2(a))
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Net income	$6,609	$20,986
Adjustments for:
Amortization of property, plant and equipment	3,761	4,638
Amortization of intangible assets	1,358	984
Gain on valuation and translation of financial instruments (note 4)	(2,731)	(5,886)
Amortization of financing costs and long-term debt discount	358	352
Future income taxes	713	3,914
Non-controlling interest	—	125
Equity loss on investment in SUN TV Company	549	562
Other	32	—

	10,649	25,675
Net change in non-cash balances related to operating activities	7,866	(14,480)

Cash flows provided by operating activities	18,515	11,195

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(3,429)	(2,916)
Acquisition of intangible assets	(80)	(67)
Other	—	(539)

Cash flows used in investing activities	(3,509)	(3,522)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Change in bank indebtedness	2,932	9,195
Net (repayments) borrowings under revolving bank facilities	(9,997)	33,943
Increase in long-term debt, net of financing fees	159	28
Repayment of long-term debt	(100)	(100)
Dividends	(8,000)	(58,000)

Cash flows used in financing activities	(15,006)	(14,934)

Decrease in cash and cash equivalents	—	(7,261)
Cash and cash equivalents — beginning of period	—	7,261

CASH AND CASH EQUIVALENTS — END OF PERIOD	$—	$—

Cash interest payments on long-term debt	$11,314	$13,829
Cash interest payments on convertible obligations and subordinated loans	4,563	4,134
Cash income tax payments (net of refunds)	104	262
See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION
BALANCE SHEETS
(In thousands of Canadian dollars)
(Unaudited)

	March 31,	December 31,
	2009	2008
		(restated
		note 2(a))
ASSETS
CURRENT ASSETS
Accounts receivable	$98,938	$122,158
Income taxes	366	549
Dividend receivable from related companies	6,085	491
Inventories	5,765	6,220
Prepaid expenses	5,158	4,299
Future income taxes	35,546	35,843

	151,858	169,560

Investment in preferred shares of related companies	199,750	199,750
Equity investment in SUN TV Company	1,356	1,905
Property, plant and equipment	132,259	132,623
Intangible and other assets	35,134	32,784
Goodwill	770,931	770,931

	$1,291,288	$1,307,553

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES
Bank indebtedness	$4,945	$2,013
Accounts payable and accrued charges	122,851	134,957
Deferred revenue	18,239	18,666
Interest payable on convertible obligations to related companies	5,946	480
Current portion of long-term debt (note 8)	400	400

	152,381	156,516

Long-term debt (note 8)	288,173	291,903
Derivative financial instruments	47,401	55,951
Other liabilities	26,198	25,043
Future income taxes	10,489	10,079
Subordinated loans from Quebecor Media	261,500	261,500
Convertible obligations to related companies	199,750	199,750

	985,892	1,000,742

SHAREHOLDER’S EQUITY
Capital stock	272,428	272,428
Contributed surplus	591	591
Retained earnings	34,588	35,979
Accumulated other comprehensive loss	(2,211)	(2,187)

	305,396	306,811

	$1,291,288	$1,307,553

See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month period ended March 31, 2009
(In thousands of Canadian dollars)
(Unaudited)
NATURE OF BUSINESS
Sun Media Corporation (“Sun Media” or the “Company”), a newspaper publishing company, is a subsidiary of Quebecor Media Inc. (“Quebecor Media”), itself a subsidiary of Quebecor Inc. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada and maintains a number of online publications. Sun Media is also active in the newspaper, magazine and flyer distribution business. In addition, Sun Media provides a wide range of commercial printing and other related services to third parties through its national network of production and printing facilities.
1.	BASIS OF PRESENTATION
These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies as described in the Company’s latest annual consolidated financial statements have been used with the exception of the changes described in note 2 below. However, these financial statements do not include all disclosures required under Canadian GAAP for annual financial statements and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto. In the opinion of management, these financial statements contain all the adjustments considered necessary.
Sun Media’s business is seasonal due, among other factors, to seasonal advertising patterns and influences on people’s reading habits. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results.
References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.
Certain comparative figures for previous periods have been reclassified to conform to the presentation adopted for the three-month period ended March 31, 2009.
2.	CHANGES IN ACCOUNTING POLICIES
(a)	Current changes in accounting policies

On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as clarifying the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs which are now recognized as an expense when they are incurred.

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month period ended March 31, 2009
(In thousands of Canadian dollars)
(Unaudited)
As a result of the adoption of these new rules, the Company made reclassifications in order to present certain assets, mainly software, as intangible assets instead of presenting them as property, plant and equipment. The following tables summarize the adjustments that were recorded in the financial statements:
Balance sheet

	As of	As of
	December 31,	December 31,
Increase (decrease)	2008	2007
Property, plant and equipment (a)	$(11,712)	$(8,998)
Intangible and other assets (a)	$11,712	$8,998
(a) net of accumulated amortization of $11,090 (2007 — $7,167)
Statement of income

Three months
ended
Increase (decrease)	March 31, 2008
Amortization of property, plant and equipment	$(668)
Amortization of intangible assets	$668
(b)   Future changes in accounting policies
The CICA issued three new accounting standards in January 2009 — Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, to converge the accounting for business combinations and the reporting of non-controlling interest to International financial reporting standards (“IFRS”).
Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.
Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. The new Sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month period ended March 31, 2009
(In thousands of Canadian dollars)
(Unaudited)
3.  FINANCIAL EXPENSES

	Three months ended March 31,
	2009	2008
Interest on long-term debt	$4,972	$6,814
Interest on subordinated loans to related party	4,563	4,134
Amortization of financing costs and long-term debt discount	358	352
Interest on convertible obligations to related companies	5,466	14,915
Dividend income on preferred shares of related companies	(5,592)	(15,412)
Other	184	(33)

	$9,951	$10,770

4.  GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended March 31,
	2009	2008
Gain on embedded derivatives and derivative instruments for which hedge accounting is not used	$(6,387)	$(11,940)
Loss on foreign currency translation of financial instruments for which hedge accounting is not used	4,314	5,776
(Gain) loss on the ineffective portion of fair value hedges	(658)	278

	$(2,731)	$(5,886)

5.  RESTRUCTURING OF OPERATIONS
During the three-month period ended March 31, 2009, restructuring charges of $2,715 were recorded for new restructuring initiatives in several publications in Western Canada. The amount primarily relates to severances for the elimination of positions.

	Three months ended March 31,
	2009	2008
Continuity of restructuring costs payable
Beginning balance	$20,784	$5,836
Workforce reduction initiatives	2,715	1,586
Payments	(10,025)	(2,854)

Ending balance	$13,474	$4,568

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month period ended March 31, 2009
(In thousands of Canadian dollars)
(Unaudited)
6.  PENSION PLANS
The Company maintains defined contribution and benefit pension plans for its employees. The total benefit cost of these employee future benefit plans were as follows:

	Three months ended March 31,
	2009	2008
Defined contribution pension plans	$664	$808
Defined benefit plans	2,454	3,019

Total benefit cost	$3,118	$3,827

7.  TRANSACTIONS WITH RELATED COMPANIES
The Company has earned revenue for advertising and other services provided to and incurred expenses for purchases and services obtained from related companies at prices and conditions prevailing on the market. The majority of related party purchases were for printing services.
In addition, as a result of cost containment strategies and the centralization of corporate management, Sun Media is providing general and administrative support to certain operations within Quebecor Media’s newspaper group.
8.  LONG-TERM DEBT

	March 31,	December 31,
	2009	2008
Bank credit facilities	$38,547	$48,485
Senior notes	251,578	245,732

	290,125	294,217

Change in fair value related to hedged interest rate risk	525	312
Adjustment related to embedded derivatives	1,223	1,291
Financing fees, net of amortization	(3,300)	(3,517)

	288,573	292,303
Less: Current portion	(400)	(400)

	$288,173	$291,903

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month period ended March 31, 2009
(In thousands of Canadian dollars)
(Unaudited)
9.  STOCK-BASED COMPENSATION
The following table provides details of changes to outstanding options of Sun Media employees in the stock-based compensation plan of Quebecor Media for the three-month period ended March 31, 2009:

		Weighted-
		Average Exercise
	Number	Price
Outstanding options, as of December 31, 2008	613,924	$42.63
Options granted during the three months ended March 31, 2009	33,000	$37.91
Options exercised during three months ended March 31, 2009	(11,850)	$26.88

Outstanding options, as of March 31, 2009	635,074	$42.68

Vested options, as of March 31, 2009	39,489	$34.15

During the three-month period ended March 31, 2009, a net reversal of stock compensation expense related to Quebecor Media’s stock-based compensation plan was recorded in the amount of $158 (a net reversal of $383 in 2008).
10.  SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES
The unaudited interim financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”), as described below. The following tables set forth the impact of significant differences on the Company’s unaudited interim financial statements between Canadian and U.S. GAAP.
(a)  Consolidated statements of income

	Three months ended March 31,
	2009	2008
		(restated - (vii))

Net income as per Canadian GAAP	$6,609	$20,986
Non-controlling interest as per Canadian GAAP (vii)	—	125
Adjustments:
Pension and post-retirement benefits (i)	(104)	141
Changes in fair value and ineffective portion of derivative instruments (iii)	(68)	671
Non-monetary transactions (iv)	(15)	(15)
Stock-based compensation (v)	(1,700)	(600)
Capital taxes (vi)	—	(751)
Income taxes (vi)	510	201

Net income as per U.S. GAAP	$5,232	$20,758

Attributable to (vii):
Equity shareholders	$5,232	$20,633
Non-controlling interest	—	125

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month period ended March 31, 2009
(In thousands of Canadian dollars)
(Unaudited)
(b)  Consolidated statements of comprehensive income

	Three months ended March 31,
	2009	2008
		(restated (vii))
Comprehensive income as per Canadian GAAP	$6,585	$22,507
Non-controlling interest as per Canadian GAAP (vii)	—	125
Adjustments to net income as per (a) above	(1,377)	(353)
Adjustments to other comprehensive income:
Pension and post-retirement benefits (i)	312	701
Income taxes on comprehensive income (vi)	(84)	(187)

Comprehensive income as per U.S. GAAP	$5,436	$22,793

(c)  Consolidated balance sheet data

	March 31, 2009		December 31, 2008
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
			(restated	(restated
			note 2(a))	(vii))
Intangible and other assets	$35,134	$25,475	$32,784	$23,498
Goodwill (ii)	770,931	767,508	770,931	767,508
Current liabilities	152,381	154,781	156,516	157,216
Future income tax liabilities	10,489	4,375	10,079	4,391
Long-term debt	288,173	286,950	291,903	290,612
Other liabilities	26,198	28,727	25,043	28,138
Retained earnings	34,588	31,583	35,979	34,351
Accumulated other comprehensive loss	(2,211)	(9,880)	(2,187)	(10,084)
The accumulated other comprehensive loss as of March 31, 2009 and December 31, 2008 is as follows:

	March 31,	December 31,
	2009	2008
Accumulated other comprehensive loss as per Canadian GAAP	$(2,211)	$(2,187)
Adjustments:
Pension and post-retirement benefits (i)	(12,946)	(13,258)
Income taxes on comprehensive income (vi)	5,277	5,361

Accumulated other comprehensive loss as per U.S. GAAP	$(9,880)	$(10,084)

(i)  Pension and post-retirement benefits
Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, requires the recognition in the balance sheets of the over-or under-funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, to be recorded in the accumulated other comprehensive income (loss).
Under Canadian GAAP, a company is not required to recognize the over-or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month period ended March 31, 2009
(In thousands of Canadian dollars)
(Unaudited)
(ii)  Restructuring charges
In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.
(iii)  Derivative financial instruments
Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established by SFAS No 133, Accounting for Derivative Instruments and Hedging Activities.
However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, those embedded derivatives are considered closely related to their host contract and do not have to be recorded separately from their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.
(iv)  Non-monetary transactions
In April 2005, Sun Media exchanged a community publication for another community publication. Under U.S. GAAP, this exchange of businesses is recorded in accordance with SFAS 141, Business Combinations, and the cost of the purchase should be determined as the fair value of the consideration given or the fair value of the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses is a non-monetary transaction, it is accounted for in accordance with CICA Section 3831, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.
Accordingly, under U.S. GAAP, this transaction resulted in a gain on disposal of a publication and also resulted in an increase of the purchase price of the publication acquired.
(v)  Stock-based compensation
Under U.S. GAAP, in accordance with SFAS No. 123(R), Share-Based Payments, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock options awards and is to be remeasured at the end of each reporting period. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic values of the stocks option awards instead of at their fair values.
(vi)  Income taxes
Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.
Furthermore, under U.S. GAAP, the Financial Accounting Standards Board issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN48”), an interpretation of SFAS No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN48.
Other adjustments represent the tax impact of U.S. GAAP adjustments.

SUN MEDIA CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the three-month period ended March 31, 2009
(In thousands of Canadian dollars)
(Unaudited)
(vii)  Business combinations and non-controlling interest
As of January 1, 2009, the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in its financial statements.
The provisions of SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at the non-controlling interest’s proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this Section has not yet created a difference between Canadian and U.S. GAAP.
The new rules under SFAS 160 establish new guidance on the accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior periods figures have been restated.
(viii)  Fair value measurements
On January 1, 2009, the Company adopted the provisions of SFAS 157, Fair Value Measurements, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on its consolidated financial statements.

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
	By:	/s/ John Leader
Date: May 20, 2009		Name:	John Leader
		Title:	Executive Vice President, Finance and Chief Financial Officer